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06004675

PROCESSED SEC MAIL RECEIVED FEB 28 2006 192 WASH., D.C. SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Road, Suite 400
(No. and Street)

Atlanta (City) GA (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Slovin (678) 274-1844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, PC
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clive Slovin, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 05, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

SANDRA J. SWYGERT
NOTARY PUBLIC, HENRY COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 17, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

Financial Statements
and Supplemental Information

December 31, 2005

The Strategic Financial Alliance, Inc.

Contents
December 31, 2005

Annual Audited Report Form X-17a-5 Part III

Facing Page and Oath or Affirmation

Independent Auditor's Report

Financial Statements

Statement of Financial Condition

Income Statement

Statement of Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplemental Information

Independent Auditor's Report on Supplementary Data

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Exemption From Rule 15c3-3 of the Securities and Exchange Commission

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Financial Alliance, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 3, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	595,597
Restricted cash		50,000
Commissions receivable		527,456
Other receivables		34,542
Prepaid expenses		99,945
Property and equipment, at cost less accumulated depreciation		28,961
	$	1,336,501
Liabilities and Stockholder's Equity		
Liabilities:		
Short-term note payable	$	68,821
Commissions payable		577,989
Accounts payable and accrued expenses		129,776
Due to parent		9,100
Total liabilities		785,686
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		312,867
Retained earnings		237,791
Total stockholder's equity		550,815
	$	1,336,501

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Income Statement
For the Year Ended December 31, 2005

Revenue:		
Commissions and fees	$	9,364,465
Other income		840,861
Interest income		347
		10,205,673
Expenses:		
Commissions		8,502,390
General and administrative		1,490,105
		9,992,495
Income before income taxes		213,178
Provision for income taxes		75,200
Net income	$	137,978

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2005	15,650	$ 157	$ 312,867	$ 99,813	$ 412,837
Net income	-	-	-	137,978	137,978
Balance at December 31, 2005	15,650	$ 157	$ 312,867	$ 237,791	$ 550,815

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income	$	137,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,050
Changes in assets and liabilities:		
Commissions receivable		(82,385)
Other receivables		5,559
Prepaid expenses		15,229
Commissions payable		(9,689)
Accounts payable and accrued expenses		65,743
Net cash provided by operating activities		146,485
Cash flows from investing activities:		
Purchases of property and equipment		(15,963)
Net cash used in investing activities		(15,963)
Cash flows from financing activities:		
Change in due to parent		(38,306)
Borrowings under short-term note payable		88,000
Repayments of short-term note payable		(87,768)
Net cash used in financing activities		(38,074)
Net increase in cash and cash equivalents		92,448
Cash and cash equivalents at beginning of year		503,149
Cash and cash equivalents at end of year	$	595,597

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for interest	$	2,327

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed on February 13, 2003 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Reliance Advisory Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells to customers various securities, including stocks, bonds, private placements, interests in limited partnerships and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Limited partnership commission revenues and the related commission expenses are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and investing in cash equivalents with major financial institutions.

Methods of Depreciation

Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Impairment

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, the Company evaluates the carrying amount of such assets in relation to the operating performance. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company's management determined that there were no impaired assets at December 31, 2005.

Income Taxes

The Company is a C corporation for federal and state income tax purposes and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Deferred income taxes are provided by the Company for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Note 2: Related Party Transactions

In May 2003, the Parent entered into an administrative services agreement with a third party whereby the third party would provide administrative support, including accounting and technology support, access to human resources, payroll processing and telephones and office space. Since commencing broker-dealer operations in November 2003, the Company has agreed to reimburse the Parent for amounts charged under this agreement. The Company pays to the Parent a monthly fee ($2,500 per month through July 2005, $3,500 per month August through December 2005) and any salaries and benefits for Parent personnel acting on behalf of the Company. Total amounts owed to the Parent at December 31, 2005 were $9,100 and expenses incurred by the Company totaled $856,482 during 2005.

The Parent has a bonus pool agreement in place at December 31, 2005. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $1 million in earnings before taxes, depreciation and amortization (EBTDA), plus 15% of the second $1 million of EBTDA, plus 10% of any excess above $2 million in EBTDA. At December 31, 2005, the Company's portion of the bonus pool allocated to it by the Parent (included in the $856,482 above) was approximately $71,000.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2005 follows:

Office and computer equipment	$31,527
Computer software	22,292
Furniture and fixtures	3,119
	56,938
Less accumulated depreciation	27,977
	$28,961

Depreciation expense associated with property and equipment was $14,050 in 2005.

Note 4: Short-Term Note Payable

The short-term note payable at December 31, 2005 is summarized as follows:

October 2005, original principal balance $88,000 term note; interest at 6.65%; nine monthly installments of principal and interest of $10,051; matures July 2006; unsecured	$68,821

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$58,800
State	12,100
	70,900
Deferred	
Federal	3,500
State	800
	4,300
Total	$75,200

The income tax expense for 2005 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and permanent differences.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2005, the Company had net capital of $338,709, which was in excess of its required net capital.

* * * * *

Supplemental Information

WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, and exemption from Rule 15c3-3, reconciliation of net capital, and computation for determination of reserve requirements at December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 3, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2005

Total stockholder's equity	$	550,815
Deduct amounts not allowable for net capital:		
Commissions receivable		59,274
Property and equipment		28,961
Prepaid expenses		103,871
Total stockholder's equity qualified for net capital		358,709
Deduction:		
Other		20,000
Net capital	$	338,709
Minimum net capital	$	25,000

Note: There were no material differences between the calculation of net capital per Part IIA of the amended Focus Report as of December 31, 2005 and the calculation of net capital per the auditied financial statements as of December 31, 2005 of The Strategic Financial Alliance, Inc.

See independent auditors' report on supplemental data.

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission December 31, 2005

Exemption from Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report on supplemental data.

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Strategic Financial Alliance, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserves Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholder, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

February 3, 2006